10026811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBC Investments Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3817 NW Expressway, Suite 100
(No. and Street)

Oklahoma City	Oklahoma	73112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rita Mullins, President 405-841-2909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD. LLP
(Name – *if individual, state last, first, middle name*)

211 N Robinson, Suite 600S	Oklahoma City	Oklahoma	73102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 25 2010 BRANCH OF REGISTRATIONS AND EXAMINATIONS 04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/8

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Oklahoma)
) ss:
County of Oklahoma)

OATH OR AFFIRMATION

I, Rita Mullins, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of IBC Investments Corporation as of December 31, 2009, are true and correct. I further affirm that neither IBC Investments Corporation nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public # 07010549	Rita Mullins
Commission expires on 11/15/11	President and Chief Executive Officer

---

JENCIE L. JOSLIN
NOTARY
07010549
EXP. 11/15/11
PUBLIC
STATE OF OKLAHOMA

IBC Investments Corporation
3817 NW Expressway, Ste. 100
Oklahoma City, Oklahoma 73116
Telephone: (405) 841-2900
FINRA Member

IBC Investments Corporation

December 31, 2009 and 2008

Contents

BKD LLP
CPAs & Advisors

Two Leadership Square
211 N. Robinson, Suite 600
Oklahoma City, OK 73102-9421
405.842.7977 Fax 405.600.9799 www.bkd.com

Independent Accountants' Report

Board of Directors
IBC Investments Corporation
Oklahoma City, Oklahoma

We have audited the accompanying statements of financial condition of IBC Investments Corporation (the Company) as of December 31, 2009 and 2008, and the related statements of operations, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBC Investments Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD LLP

Oklahoma City, Oklahoma
February 19, 2010

IBC Investments Corporation

Statements of Financial Condition

December 31, 2009 and 2008

Assets

	2009	2008
Cash and cash equivalents	$ 3,582,804	$ 3,613,119
Certificates of deposit	594,416	775,641
Commissions receivable	10,632	8,956
Accrued interest receivable	2,866	8,033
Deposits with clearing organization	100,000	50,000
Software and equipment, net	25,161	18,453
Other assets	22,774	26,297
Total assets	$ 4,338,653	$ 4,500,499

Liabilities and Stockholders' Equity

	2009	2008
Liabilities		
Accrued expenses	$ 872	$ 68,384
Commissions payable	50,797	91,854
Payable to parent	60,479	194,232
Total liabilities	112,148	354,470
Stockholders' Equity		
Common stock, $1 par value; 1,300,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	2,584,228	2,584,228
Retained earnings	1,641,277	1,560,801
Total stockholders' equity	4,226,505	4,146,029
Total liabilities and stockholders'equity	$ 4,338,653	$ 4,500,499

See Notes to Financial Statements

IBC Investments Corporation

Statements of Operations

Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissions	$ 1,828,697	$ 2,563,166
Interest	44,604	66,166
Other	-	3,327
	1,873,301	2,632,659
Expenses		
Employee compensation and benefits	1,256,368	1,574,401
Other operating	315,978	391,250
Information systems	65,778	84,779
Professional and regulatory	60,403	55,760
Insurance	17,906	22,126
Advertising and promotion	22,679	19,046
Occupancy	8,926	14,627
	1,748,038	2,161,989
Income Before Income Tax	125,263	470,670
Income Tax Provision	44,787	165,875
Net Income	$ 80,476	$ 304,795

IBC Investments Corporation
Statements of Stockholders' Equity
Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Equity
Balance, December 31, 2007	$ 1,000	$ 2,584,228	$ 1,256,006	$ 3,841,234
Net income	-	-	304,795	304,795
Balance, December 31, 2008	1,000	2,584,228	1,560,801	4,146,029
Net income	-	-	80,476	80,476
Balance, December 31, 2009	$ 1,000	$ 2,584,228	$ 1,641,277	$ 4,226,505

IBC Investments Corporation

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Operating Activities		
Net income	$ 80,476	$ 304,795
Item not requiring cash		
Depreciation and amortization	12,332	29,277
Changes in		
Certificates of deposit	181,225	(478,736)
Commissions receivable	(1,676)	37,971
Accrued interest receivable	5,167	(1,947)
Other assets	(46,477)	60,871
Accrued expenses	(67,512)	55,984
Commission payable	(41,057)	81,390
Payable to parent	(133,753)	108,072
Net cash provided by (used in) operating activities	(11,275)	197,677
Investing Activities		
Purchase of equipment	(19,040)	(6,201)
Net cash used in investing activities	(19,040)	(6,201)
Increase (Decrease) in Cash and Cash Equivalents	(30,315)	191,476
Cash and Cash Equivalents, Beginning of Year	3,613,119	3,421,643
Cash and Cash Equivalents, End of Year	$ 3,582,804	$ 3,613,119
Supplemental Cash Flows Information		
Cash paid for income taxes	$ 89,294	$ 109,394

IBC Investments Corporation
Notes to Financial Statements
December 31, 2009 and 2008

Note 1: Nature of Operations

IBC Investments Corporation (the Company) is a wholly owned subsidiary of IBC Bank. International Bancshares Corporation (IBC) is the bank holding company that owns all of the outstanding common stock of IBC Bank. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 using Pershing, a BNY Securities Group Co. (on a fully disclosed basis), as a facilitator to perform certain execution and clearing functions. The Company wholly owns IBC Agency, Inc., an insurance broker that holds an insurance license. The Company's operations are within the state of Oklahoma.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2009 and 2008, cash equivalents consisted primarily of money market accounts.

The financial institution holding the Company's cash accounts is participating in the FDIC's Transaction Account Guarantee Program. Under that program, through June 30, 2010, all noninterest-bearing transaction accounts, which excludes money market accounts, are fully guaranteed by the FDIC for the entire amount in the account.

Effective October 3, 2008, the FDIC's insurance limits increased to $250,000. The increase in federally insured limits is currently set to expire December 31, 2013. At December 31, 2009, the Company's money market accounts exceeded federally insured limits by approximately $3,184,000.

Software and Equipment

Software and equipment is stated at cost less accumulated depreciation and depreciated over the estimated useful lives (three to five years) of the assets using the straight-line method. The accumulated depreciation of equipment was approximately $120,000 and $108,000 at December 31, 2009 and 2008, respectively.

Commissions and Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Commission revenue on annuities and life insurance is recorded when the policies are written and is therefore earned.

Income Taxes

The Company is included in IBC's consolidated income tax returns. The tax allocation agreement with IBC requires the Company to provide income taxes as if the Company filed separate income tax returns. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company is no longer subject to federal or state income tax examinations by taxing authorities before 2006.

Subsequent Events

Subsequent events have been evaluated through February 19, 2010, which is the date the financial statements were available to be issued.

Reclassifications

Certain reclassifications have been made to the 2008 financial statements to conform to the 2009 financial statements presentation. These reclassifications had no effect on net income.

Note 3: Subordinated Leases

The Company incurred no liabilities subordinated to claims of general creditors as of and for the years ended December 31, 2009 and 2008.

Note 4: Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of 6.67% of aggregate indebtedness or $250,000. At December 31, 2009, the aggregate indebtedness ratio was .10 to 1 on computed regulatory net capital of $1,102,082.

Note 5: Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determining Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Note 6: Income Taxes

The Company's income tax provision of approximately $45,000 and $166,000 for the years ended December 31, 2009 and 2008, respectively, consists of current federal income tax expense, which approximates the statutory income tax rate.

As a result of the Company's tax allocation agreement with IBC, the Company owed IBC approximately $45,000 at December 31, 2008. Such amounts are included in payable to parent in the accompanying statements of financial condition.

Note 7: Related-Party Transactions

The Company maintains certain accounts, which are included in cash and cash equivalents on the statements of financial condition, at IBC Bank. Management believes the terms for these accounts approximate the terms the Company could expect from an unrelated party.

During 2009 and 2008, the Company compensated IBC approximately $160,000 and $192,000, respectively. This compensation is intended to cover expenses provided by IBC to the Company, but may not reflect actual expenses incurred by IBC. Such expenses are included in other operating expenses in the accompanying statements of operations. At December 31, 2009 and 2008, unpaid amounts of such compensation of approximately $60,000 and $150,000, respectively, were included in payable to parent in the accompanying statements of financial condition.

Note 8: Disclosures About Fair Value of Assets

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the inputs and valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy.

Certificates of Deposit

Fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. All certificates of deposit are considered Level 2.

The following table presents the fair value measurements of assets recognized in the accompanying statements of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009 and 2008:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2009				
Certificates of deposit	$ 594,416	$ -	$ 594,416	$ -
2008				
Certificates of deposit	$ 775,641	$ -	$ 775,641	$ -

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying statements of financial condition at amounts other than fair value.

Cash and Cash Equivalents and Deposits With Clearing Organization

The carrying amount approximates fair value.

Note 9: Significant Estimates and Concentrations

Current Economic Conditions

The current protracted economic decline continues to present broker-dealers with circumstances and challenges, which in some cases have resulted in declines in the fair values of investments and other assets and constraints on liquidity and capital. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the accompanying financial statements could change, resulting in future adjustments in asset values and capital.

Vendor Concentrations

During 2009 and 2008, the Company had four significant vendors that collectively accounted for 80% and 81%, respectively, of the Company's commission revenues. The industry in which the Company operates includes many vendors offering similar products. The Company has continuing relationships with many vendors, and management believes the operational and credit risks to be low.

Note 10: Commitments and Contingent Liabilities

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses.

Supplementary Information Required by Rule 17a-5 of the Securities Exchange Act of 1934

IBC Investments Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net Capital	
Total stockholder's equity	$ 4,226,505
Total stockholder's equity qualified for net capital	$ 4,226,505
Total capital and allowable subordinated borrowings	$ 4,226,505
Deduct	
Nonallowable assets	(3,112,284)
Haircut on other securities	(12,139)
	(3,124,423)
Net capital	$ 1,102,082
Aggregate Indebtedness	
Total liabilities	$ 112,148
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 250,000
Excess net capital	$ 852,082
Ratio of Aggregate Indebtedness to Net Capital	0.10 to 1

There are no differences between this schedule and the Company's unaudited schedule filed with Form X-17A, Part 11A for December 31, 2009. Accordingly, no reconciliation is necessary.

BKD LLP
CPAs & Advisors

Two Leadership Square
211 N. Robinson, Suite 600
Oklahoma City, OK 73102-9421
405.842.7977 Fax 405.600.9799 www.bkd.com

Independent Accountants' Report on Internal Control

Board of Directors
IBC Investments Corporation
Oklahoma City, Oklahoma

In planning and performing our audit of the financial statements and supplemental schedule of IBC Investments Corporation (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
IBC Investments Corporation

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD LLP

February 19, 2010

BKD LLP
CPAs & Advisors

Two Leadership Square
211 N. Robinson, Suite 600
Oklahoma City, OK 73102-9421
405.842.7977 Fax 405.600.9799 www.bkd.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
IBC Investments Corporation
Oklahoma City, Oklahoma

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by IBC Investments Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating IBC Investments Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). IBC Investments Corporation's management is responsible for IBC Investments Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger, noting no differences
2. Compared the Total Revenue amounts reported on the audited Form X-17-A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD LLP

Oklahoma City, Oklahoma
February 19, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049056 FINRA DEC
IBC INVESTMENTS CORPORATION 14*14
3817 NW EXPRESSWAY STE 100
OKLAHOMA CITY OK 73112-9917

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rita Mullins 405-841-2909

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

3/3/2009
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

IBC Investments
(Name of Corporation, Partnership or other organization)

Rita Mullins
(Authorized Signature)

President, CEO
(Title)

Dated the _____ day of ______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,340,855
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	10,341
Total additions	10,341
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,318,011
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,318,011
2d. SIPC Net Operating Revenues	$ 33,185
2e. General Assessment @ .0025	$ 82.97

(to page 1 but not less than $150 minimum)